SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated August 3, 2020, titled: "G. Willi-Food International Reports 71.3% Increase in Operating Profit, 41.0% Increase in Profit Before Taxes on Income and 34.1% Increase in Net Profit in Second Quarter 2020 Compared to Same Period 2019".

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: August 3, 2020

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS 71.3% INCREASE IN
OPERATING PROFIT, 41.0% INCREASE IN PROFIT BEFORE TAXES ON
INCOME AND 34.1% INCREASE IN NET PROFIT IN SECOND QUARTER 2020
COMPARED TO SAME PERIOD 2019

YAVNE, Israel – August 3, 2020 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter Fiscal Year 2020 Highlights
•	Sales increased by 4% year-over-year to NIS 104.2 million (US$ 30.1 million).
•	Gross profit increased by 32.4% year-over-year to NIS 39.5 million (US$ 11.4 million).
•	Operating profit of NIS 16.9 million (US$ 4.9 million), or 16.2% of sales, which represents a 71.3% increase from NIS 9.9 million (US$ 2.9 million) in the comparable quarter of 2019.
•	Net profit increased by 34.1% year-over-year to NIS 15.2 million (US$ 4.4 million), or 14.6% of sales.
•	Net cash from operating activities of NIS 23.8 million (US$ 6.9 million).
•	Cash and securities balance of NIS 282.2 million (US$ 81.4 million) as of June 30, 2020.
•	Earnings per share of NIS 1.15 (US$ 0.33).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: “We are pleased to present strong second quarter 2020 financial results, which show stable growth in Company sales and a significant improvement with all operational profit parameters. Since COVID-19 surfaced in China at the end of 2019 and reached many other countries worldwide, including Israel, there has been a substantial increase in demand for the Company's products. This demand was especially strong in the first quarter of 2020, which led to a general decline in consumption in the second quarter of 2020. Despite this decline, the Company managed to deliver a great performance with higher sales in the second quarter compared to the second quarter in 2019. In parallel with this development, the Company added new and profitable products to its product portfolio to generate higher gross profit margin. As a result, the Company reported a 71.3% increase in operating profit, 41% increase in profit before taxes on income and 34.1% increase in net profit in the second quarter of 2020 compared to the second quarter of 2019.  We intend to maintain sufficient inventory levels and work to further strengthen the Company's supply chain and product portpolio in the future in order to continue to improve our results."

According to retail data analytics provided by StoreNext Ltd1, the Company recorded growth of 30.7% in the first half of 2020 for "sale out" sales (in other words, sales to the final consumer) compared to an 8.7% average increase for the food and beverage industry as a whole.

1 StoreNext Ltd. has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.

Second Quarter Fiscal 2020 Summary

Sales for the second quarter of 2020 increased by 4% to NIS 104.2 million (US$ 30.1 million) from NIS 100.1 million (US$ 28.9 million) recorded in the second quarter of 2019. Revenues increased primarily due to a redirection of resources in favor of sales, increasing the variety of the Company's products and improved inventory management.

Gross profit for the second quarter of 2020 increased by 32.4% to NIS 39.5 million (US$ 11.4 million) compared to NIS 29.8 million (US$ 8.6 million) recorded in the second quarter of 2019. Second quarter gross margin increased by 27.2% to 37.9% compared to gross margin of 29.8% for the same period in 2019, The increase in gross profit was primarily due to the increase in sales and the increase in gross margin resulted from the Company's strategy of selling a more favorable mix of products which generate a higher gross margin and credits received from suppliers during the second quarter of 2020.

Selling expenses increased by 9.8% to NIS 16.2 million (US$ 4.7 million) compared to NIS 14.8 million (US$ 4.3 million) in the second quarter of 2019 primarily due to an increase in payroll expenses in the logistics department as a result of working in two shifts to comply with government workplace restrictions due to the COVID-19 pandemic, and an increase of freight to customers' expenses to support sales growth.

General and administrative expenses increased by 24% to NIS 6.5 million (US$ 1.9 million) compared to NIS 5.2 million (US$ 1.5 million) in the second quarter of 2019. The increase in general and administrative expenses was primarily due to an increase in payroll expenses.

As a result of the foregoing, operating profit for the second quarter of 2020 increased by 71.3% to NIS 16.9 million (US$ 4.9 million) compared to NIS 9.9 million (US$ 2.8 million) in the second quarter of 2019.

Finance income, net totaled NIS 3.3 million (USD$ 1.0 million) compared to Finance income, net of NIS 4.5 million (US$ 1.3 million) in the second quarter of 2019. The decrease in Finance income, net was primarily due to a decrease in interest income and dividends received from the Company's securities portfolio and from revaluation of the Company's securities portfolio to its fair value.

At the beginning of the year as a result of the COVID-19 pandemic, capital markets recorded sharp declines and, as a result, the Company suffered a decline in the value of its portfolio of securities in the first quarter of 2020. Since that time, capital markets have recovered somewhat and as a result the Company recorded gains from revaluation of its portfolio of securities of approximately NIS 2.5 million (USD$ 0.7 million) in the second quarter of 2020.

Income before taxes on income for the second quarter of 2020 was NIS 20.2 million (US$ 5.8 million) compared to income before taxes on income of NIS 14.3 million (US$ 4.1 million) in the second quarter of 2019.

Net profit in the second quarter of 2020 was NIS 15.2 million (US$ 4.4 million), or NIS 1.15 (US$ 0.33) per share, compared to NIS 11.3 million (US$ 3.3 million), or NIS 0.86 (US$ 0.25) per share, recorded in the second quarter of 2019.

Willi-Food ended the second quarter of 2020 with NIS 282.2 million (US$ 81.4 million) in cash and securities. Net cash from operating activities for the second quarter of 2020 was NIS 23.8 million (US$ 6.9 million). Willi-Food's shareholders' equity at the end of June 2020 was NIS 507.8 million (US$ 146.5 million).

First Half Fiscal 2020 Highlights

•	Sales increased by 17.8% year-over-year to NIS 233.3 million (US$ 67.3 million).
•	Gross profit increased by 35.0% year-over-year to NIS 81.0 million (US$ 23.4 million).
•	Operating profit increased by 59.8% year-over-year to NIS 35.9 million (US$ 10.4 million), or 15.4% of sales.
•	Net profit decreased by 39.5% to NIS 16.4 million (US$ 4.7 million), or 7% of sales.
•	Net cash from operating activities of NIS 31.8 million (US$ 9.2 million).
•	Earnings per share of NIS 1.24 (US$ 0.36).

First Half Fiscal 2020 Summary

Willi-Food’s sales for the six-month period ending June 30, 2020 increased by 17.8% to NIS 233.3 million (US$ 67.3 million) compared to sales of NIS 198.0 million (US$ 57.1 million) in the first half of 2019. Sales increased in the first half of 2020 primarily due to the COVID-19 pandemic, which led to an increase in demand for the Company's products, primarily in retail chains, and due to a redirection of resources in favor of sales, increasing the variety of the Company's products and improved inventory management.

Gross profit for the period increased by 35.0% to NIS 81.0 million (US$ 23.4 million) compared to gross profit of NIS 60.0 million (US$ 17.3 million) for the first half of 2019. First half 2020 gross margin was 34.7% compared to a gross margin of 30.3% for the same period in 2019. The increase in gross profit was primarily due to the increase in sales and an increase in gross margin increase resulting from the Company's strategy of selling a more favorable mix of products which generate a higher gross margin and credits received from suppliers.

Operating profit  for the first half of 2020 increased by 59.8% to NIS 35.9 million (US$ 10.4 million) from NIS 22.5 million (US$ 6.5 million) reported in the comparable period of last year primarily due to the increase of gross profit.

Income before taxes for the first half 2020 decreased by 36.1% to NIS 21.8 million (US$ 6.3 million) compared to NIS 34.2 million (US$ 9.9 million) recorded in the first half of 2019.

Net profit  for the first half of 2020 decreased by 39.5% to NIS 16.4 million (US$ 4.7 million), or NIS 1.24 (US$ 0.36) per share, from NIS 27.1 million (US$ 7.8 million), or NIS 2.05 (US$ 0.59) per share, recorded in the first half of 2019.

Note regarding conference call

As previously announced , the Company will host a conference call on Thusday, August 4, 2020 at 8:30 am Eastern Time to discuss the Company’s financial results for the second quarter of 2020.

To participate in the conference call, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences.

Israel:	03-9180644
USA:	1-888-281-1167
International:	+972-3-9180644

When: 8:30 a.m. Eastern Time (3:30 p.m. Israel Time).

NOTE A: NIS to US$ exchange rate used for convenience only

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2020, U.S. $1.00 equals NIS 3.466. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and six-month period ended June 30, 2020 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 19, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31	June 30,		December 31
	2 0 2 0	2 0 1 9	2 0 1 9	2 0 20	2 0 1 9	2 0 1 9
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	168,689	129,889	121,860	48,670	37,475	35,159
Financial assets carried at fair value through profit or loss	113,468	137,980	141,543	32,737	39,810	40,838
Trade receivables	140,581	120,456	133,039	40,560	34,753	38,384
Loans to others	3,650	15,831	17,650	1,053	4,568	5,092
Other receivables and prepaid expenses	6,516	5,359	9,360	1,880	1,546	2,700
Inventories	61,262	55,871	71,548	17,675	16,120	20,643
Total current assets	494,166	465,386	495,000	142,575	134,272	142,816

Non-current assets
Property, plant and equipment	82,138	80,198	81,402	23,698	23,138	23,486
Less -Accumulated depreciation	45,723	42,042	43,881	13,192	12,130	12,660
	36,415	38,156	37,521	10,506	11,008	10,826

Right of use asset	3,382	1,961	3,860	976	566	1,114
Financial assets carried at fair value through profit or loss	9,273	-	-	2,675	-	-
Goodwill	36	36	36	10	10	10
Deferred taxes	4,200	1,337	818	1,212	386	236
Total non-current assets	53,306	41,490	42,235	15,379	11,970	12,186

	547,472	506,876	537,235	157,954	146,242	155,001
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,593	1,027	1,675	460	296	483
Current tax liabilities	1,448	3,755	3,750	417	1,083	1,082
Trade payables	20,049	24,168	24,650	5,784	6,973	7,112
Employees Benefits	3,410	2,952	2,911	984	852	840
Other payables and accrued expenses	9,728	5,738	9,195	2,808	1,656	2,653
Total current liabilities	36,228	37,640	42,181	10,453	10,860	12,170

Non-current liabilities
Lease liabilities	1,896	946	2,212	547	273	638
Retirement benefit obligation	1,596	924	1,486	460	267	429
Total non-current liabilities	3,492	1,870	3,698	1,007	540	1,067
Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,217,017 shares at June 30, 2020; and December 31, 2019)	1,425	1,425	1,425	411	411	411
Additional paid in capital	128,354	128,354	128,354	37,032	37,032	37,032
Capital fund	247	247	247	71	71	71
Treasury shares	(628)	(625)	(628)	(181)	(180)	(181)
Remeasurement of the net liability in respect of defined benefit	(1,029)	(623)	(1,029)	(297)	(180)	(297)
Retained earnings	379,383	338,588	362,987	109,458	97,688	104,728
Equity attributable to owners of the Company	507,752	467,366	491,356	146,494	134,842	141,764

	547,472	506,876	537,235	157,954	146,242	155,001

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 20	2 0 1 9	2 0 20	2 0 1 9	2 0 20	2 0 1 9
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	233,255	197,934	104,152	100,099	67,298	57,107
Cost of sales	152,232	137,908	64,651	70,270	43,922	39,789

Gross profit	81,023	60,026	39,501	29,829	23,376	17,319

Operating costs and expenses:
Selling expenses	32,822	27,224	16,205	14,758	9,470	7,855
General and administrative expenses	12,340	10,331	6,464	5,213	3,560	2,981
Other income	58	-	58	-	17	-

Total operating expenses	45,104	37,555	22,611	19,971	13,013	10,835

Operating profit	35,919	22,471	16,890	9,858	10,363	6,483

Financial income	2,580	12,993	3,743	4,847	744	3,749
Financial expense	16,677	1,290	404	356	4,811	372

Total financial income (expense)	(14,097)	11,703	3,339	4,491	(4,067)	3,377

Income before taxes on income	21,822	34,174	20,229	14,349	6,296	9,860
Taxes on income	(5,425)	(7,062)	(5,015)	(3,002)	(1,565)	(2,038)

Profit for the period	16,397	27,112	15,214	11,347	4,731	7,822

Earnings per share:
Basic/diluted earnings per share	1.24	2.05	1.15	0.86	0.36	0.59

Shares used in computation of basic EPS	13,217,017	13,217,017	13,217,017	13,217,017	13,217,017	13,217,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 20	2 0 1 9	2 0 20	2 0 1 9	2 0 20	2 0 1 9
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	16,397	27,112	15,214	11,347	4,731	7,822
Adjustments to reconcile net profit to net cash used to (used in) continuing operating activities (Appendix A)	15,410	(24,185)	8,627	(8,953)	4,446	(6,978)

Net cash used in continuing operating activities	31,807	2,927	23,841	2,394	9,177	844

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(736)	(586)	(374)	(375)	(212)	(169)
Proceeds from sale of marketable securities, net	2,528	10,190	10,528	7,196	729	2,940
Proceeds from sale of property plant and equipment	58	-	58	-	17	-
Loans granted to others	-	(21,650)	-	(3,650)	-	(6,246)
Proceeds from loans granted to others	14,000	5,819	14,000	5,942	4,039	1,679

Net cash used in (used to) continuing investing activities	15,850	(6,227)	24,212	9,113	4,573	(1,796)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(828)	(473)	(404)	(259)	(239)	(137)
Acquisition of treasury shares	-	(625)	-	-	-	(180)

Net cash used in continuing financing activities	(828)	(1,098)	(404)	(259)	(239)	(317)

Increase (decrease) in cash and cash equivalents	46,829	(4,398)	47,649	11,248	13,511	(1,269)

Cash and cash equivalents at the beginning of the financial period	121,860	134,287	121,040	118,641	35,159	38,744

Cash and cash equivalents of the end of the financial year	168,689	129,889	168,689	129,889	48,670	37,475

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 20	2 0 1 9	2 0 20	2 0 1 9	2 0 20	2 0 1 9
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	(3,382)	1,546	901	505	(976)	446
Unrealized loss (gain) on marketable securities	16,272	(10,266)	(2,433)	(3,282)	4,695	(2,962)
Depreciation and amortization	2,751	2,308	1,398	1,167	794	666
Capital gain on disposal of property plant and equipment	(58)	-	(58)	-	(17)	-

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	(4,700)	(23,194)	19,991	(7,526)	(1,356)	(6,692)
Decrease (increase) in inventories	10,286	(6,582)	(5,271)	(4,764)	2,968	(1,899)
Increase (decrease) in trade and other payables, and other current liabilities	(5,759)	12,003	(5,901)	4,947	(1,662)	3,463

	15,410	(24,185)	8,627	(8,953)	4,446	(6,978)

B.          Significant non-cash transactions:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 20	2 0 1 9	2 0 20	2 0 1 9	2 0 20	2 0 1 9
	NIS				US dollars (*)
(in thousands)

Supplemental cash flow information:
Income tax paid	11,060	4,545	4,580	4,545	3,191	1,311

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.